UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On March 25, 2025, Ascentage Pharma Group International issued a press release entitled “ASCENTAGE PHARMA TO PRESENT FIVE PRECLINICAL STUDIES FROM INNOVATIVE PIPELINE AT AMERICAN ASSOCIATION OF CANCER RESEARCH (AACR) ANNUAL MEETING 2025”.

A copy of the press release is attached as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release dated March 25, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: March 25, 2025	/s/ Dajun Yang
Name: Dajun Yang
Title: Chief Executive Officer

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